UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: October 2011 (Report No. 2)
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

94 Em Hamoshavot Road
Petach Tikva 49527, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

Attached hereto and incorporated by reference herein is the registrant's press release issued on October 31, 2011 announcing earnings results of its third quarter ended September 30, 2011.

The GAAP financial statements in this Form 6-K of CLICKSOFTWARE
TECHNOLOGIES LTD. are incorporated by reference into the Registration
Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435,
333-141307, 333-149825, 333-158839, 333-166028 and 333-173200) and Form F-3
(registration number 333-166046) of the Company, filed with the Securities and
Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports  subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and
Chief Financial Officer

Date: October 31, 2011

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Record Revenues and More than Doubled
Operating Income for the Third Quarter Ended September 30, 2011

Quarterly Revenues Up 33% Year-Over-Year, Reaching $23.2 Million

BURLINGTON, MA, October 31, 2011 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced results for the third quarter ended September 30, 2011.

For the third quarter ended September 30, 2011, total revenues were $23.2 million, up 33% from $17.5 million in the third quarter of 2010. Net income for the third quarter of 2011 was $4.5 million, or $0.14 per fully diluted share, compared to net income of $2.3 million, or $0.07 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $5.5 million, or $0.17 per fully diluted share, compared to $2.8 million, or $0.09 per fully diluted share, for the same period last year.

Software license revenues for the third quarter of 2011 were $8.9 million, up 48% compared with software license revenues of $6.0 million for the same period last year. Service and maintenance revenues were $14.3 million, up 24% compared with service and maintenance revenues of $11.5 million in the same period last year.

Gross profit in the third quarter of 2011 was $15.2 million, or 66% of revenues, compared to $10.9 million, or 62% of revenues, in the same period last year.

Net cash provided by operating activities was $3.0 million during the third quarter of 2011.  Cash, cash equivalents and short and long-term investments at the end of the third quarter of 2011 increased to $56.7 million.

Management Commentary
“We continue to execute well on all business fronts.  Record revenues of $23.2 million were highlighted by strong license revenues, and we also achieved record non-GAAP EPS and generated positive cash flow from operations”, commented Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO. “In addition to strong financial performance, we are proud to be ranked in a prominent position in the Leaders section of Gartner’s Field Service Magic Quadrant report for 2011, the most respected independent research firm in our industry. Furthermore, comparing the 2011 report with reports from earlier years clearly shows our continuous improvement and greater distance from the competition. Our efforts and investments in new areas are also paying off with wins of industry leaders in new areas such as the Oil and Gas industry. We are specifically pleased with the demand - and initial wins - for the new releases of our enterprise mobility products. These device-agnostic products, which are designed to run on the new tablets and smartphones, establish a new bar for mobile business applications”, he added.

Outlook
As previously announced on October 2, 2011, the Company expects full year 2011 revenues to be in the approximate range of $85.0 to $87.0 million, representing about 20% to 23% growth over 2010.

Cash Dividend
On April 28, 2011, the Company announced that its Board of Directors approved the distribution of a $0.32 per share dividend to be distributed quarterly in four equal payments. The Board of Directors, at its meeting on October 27, 2011, set the dates for the third quarterly dividend payment of $0.08 per ordinary share. The record date will be November 8, 2011 and the payment date will be November 22, 2011. The dividend will be paid net of any required tax.

Investors Conference Call
ClickSoftware will host a conference call today at 9:00 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community.  To participate, please call (888) 668-9141 and ask for the ClickSoftware conference call.  International participants, please call +972-3-918-0609.  The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com.  A replay of this webcast will be available on the ClickSoftware website. Alternatively, a telephone replay of the call will be available for a week or by calling (888) 326-9310 (international callers can dial +972-3-925-5904).

About ClickSoftware
ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.
As the pioneers of the ‘W6’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage hundreds of thousands of resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific.

For more information, please visit www.clicksoftware.com or follow us on Twitter, the content of which is not part of this press release.

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future.  Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.  The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.  Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including our outlook for full year 2011 revenues, visibility into future periods, winning new business, future success in the area of mobility, strengthening the Company’s position as the market leader, growth and future rates of growth and expectations of future cash flows and dividends. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook,  more attractive investments than dividends that may become available, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2010 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	September 30, 2011		September 30, 2010
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$8,861	38%	$5,969	34%
Services	14,300	62%	11,509	66%
Total revenues	23,161	100%	17,478	100%
Cost of revenues:
Software license	733	3%	617	4%
Services	7,255	31%	5,986	34%
Total cost of revenues	7,988	34%	6,603	38%
Gross profit	15,173	66%	10,875	62%

Operating expenses:
Research and development costs, net	2,266	10%	2,128	12%
Selling and marketing expenses	5,682	25%	4,727	27%
General and administrative expenses	1,925	8%	1,579	9%
Total operating expenses	9,873	43%	8,434	48%

Operating income	5,300	23%	2,441	14%
Interest (expense) income, net	(150)	(1)%	69	0%
Net income before taxes	$5,150	22%	$2,510	14%
Tax expense, net	658	3%	183	1%
Net income	$4,492	19%	$2,327	13%

Net earnings per ordinary share:
Basic	$0.14		$0.08
Diluted	$0.14		$0.07
Shares used in computing basic net income per share	31,220,275		30,451,473
Shares used in computing diluted net income per share	32,645,964		31,951,042

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands, except share and per share amounts)

	Nine Months Ended
	September 30, 2011		September 30, 2010
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$22,379	35%	$19,056	36%
Services	40,749	65%	33,487	64%
Total revenues	63,128	100%	52,543	100%
Cost of revenues:
Software license	1,764	3%	1,648	3%
Services	20,957	33%	18,210	35%
Total cost of revenues	22,721	36%	19,858	38%
Gross profit	40,407	64%	32,685	62%

Operating expenses:
Research and development costs, net	6,418	10%	5,867	11%
Selling and marketing expenses	17,277	27%	13,900	26%
General and administrative expenses	5,291	8%	4,559	9%
Total operating expenses	28,986	46%	24,326	46%

Operating income	11,421	18%	8,359	16%
Interest (expense) income, net	(172)	0%	120	0%
Net income before taxes	$11,249	18%	$8,479	16%
Tax expense, net	1,910	3%	1,027	2%
Net income	$9,339	15%	$7,452	14%

Net earnings per ordinary share:
Basic	$0.30		$0.25
Diluted	$0.29		$0.23
Shares used in computing basic net income per share	30,921,921		30,361,887
Shares used in computing diluted net income per share	32,270,766		31,981,518

ClickSoftware Technologies Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	September 30, 2011	December 31, 2010
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$14,468	$25,749
Short term deposits	31,214	16,747
Marketable securities	10,439	7,839
Trade receivables, net	18,472	14,255
Deferred taxes	1,210	2,220
Other receivables and prepaid expenses	1,817	2,431
Total current assets	77,620	69,241

LONG TERM ASSETS
Property and equipment, net	3,562	3,384
Long term deposits	611	620
Other receivables and prepaid expenses	258	364
Intangible assets, net	1,398	2,004
Goodwill	2,511	2,511
Severance pay funds	1,757	1,703
Total long term assets	10,097	10,586
Total Assets	$87,717	$79,827

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$11,583	$12,574
Dividend payable	5,041	-
Deferred revenues	9,839	7,957
Total current liabilities	26,433	20,531

LONG TERM LIABILITIES
Accrued severance pay	3,629	3,431
Deferred revenues	2,170	1,777
Total long term liabilities	5,799	5,208
Total liabilities	32,262	25,739

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	130	126
Additional paid-in capital	83,666	81,170
Accumulated deficit	(28,071)	(27,393)
Accumulated other comprehensive income	(227)	228
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	55,455	54,088
Total Liabilities and shareholders' equity	$87,717	$79,827

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited. In thousands)

	Nine Months Ended
	September 30, 2011	September 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$9,339	$7,452
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	1,084	936
Amortization of deferred compensation	1,221	841
Amortization of acquired intangible assets	606	597
Severance pay, net	144	173
Gain on marketable securities	(71)	(59)
Other	10	3
Changes in operating assets and liabilities:
Trade receivables	(4,217)	558
Deferred taxes	1,010	820
Other receivables	265	20
Accounts payable and accrued expenses	(991)	(1,186)
Deferred revenues	2,275	3,440
Net cash provided by operating activities	$10,675	$13,595

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(1,272)	(1,205)
Increase in deposits	(14,458)	(4,064)
Investments in marketable securities	(7,360)	(8,255)
Proceeds from sale of marketable securities	4,831	1,419
Net cash used in investment activities	$(18,259)	$(12,105)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(4,976)	-
Employee options exercised	1,279	857
Net cash (used in) provided by financing activities	$(3,697)	$857

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,281)	2,347
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,749	15,594
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$14,468	$17,941

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	September 30, 2011		September 30, 2010
	$	% of Revenues	$	% of Revenues

GAAP Net income	$4,492	19%	$2,327	13%
Share-based compensation (1)	509		179
Amortization of intangible assets (2)	202		199
Deferred taxes	260		100
Non-GAAP Net income	$5,463	24%	$2,805	16%

GAAP Earnings per share (diluted)	$0.14		$0.07
Share-based compensation	0.02		0.01
Amortization of intangible assets	0.00		0.01
Deferred taxes	0.01		0.00
Non-GAAP Earnings per share (diluted)	$0.17		$0.09

(1) Share-based compensation:
Cost of services	53		41
Research and development costs, net	43		36
Selling and marketing expenses	101		80
General and administrative expenses	312		22
	$509		$179
(2) Amortization of intangible assets:
Cost of revenues	172		170
Research and development costs, net	30		29
	$202		$199

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Nine Months Ended
	September 30, 2011		September 30, 2010
	$	% of Revenues	$	% of Revenues

GAAP Net income	$9,339	15%	$7,452	14%
Share-based compensation (1)	1,221		841
Amortization of intangible assets (2)	606		597
Deferred taxes	1,010		820
Non-GAAP Net income	$12,176	19%	$9,710	18%

GAAP Earnings per share (diluted)	$0.29		$0.23
Share-based compensation	0.04		0.03
Amortization of intangible assets	0.02		0.02
Deferred taxes	0.03		0.02
Non-GAAP Earnings per share (diluted)	$0.38		$0.30

(1) Share-based compensation:
Cost of services	150		128
Research and development costs, net	126		109
Selling and marketing expenses	288		253
General and administrative expenses	657		351
	$1,221		$841

(2) Amortization of intangible assets:
Cost of revenues	517		508
Research and development costs, net	89		89
	$606		$597